Exhibit 99.1

Atento Announces Termination of Previously Announced Tender Offer for Outstanding Notes

NEW YORK, October 2, 2020 – Atento S.A. (NYSE: ATTO) (“Atento” or the “Company”), the largest provider of customer relationship management and business-process outsourcing services in Latin America, and among the top five providers globally based on revenue, announces that its wholly owned subsidiary, Atento Luxco 1 (the “Issuer”), has terminated its previously announced tender offer (the “Tender Offer”) to purchase any and all of the Issuer’s outstanding 6.125% Senior Secured Notes due 2022 (the “Notes”).

Capitalised terms used in this announcement but not otherwise defined have the meanings given to them in the offer to purchase dated September 18, 2020 (the “Offer to Purchase”).

The Issuer hereby announces that it has exercised its discretion to terminate the Tender Offer in accordance with the terms and conditions set out in the Offer to Purchase. Due to market conditions, the Issuer has decided to postpone the previously announced offering of new secured notes, the net proceeds of which the Issuer intended to use, together with cash on hand, to finance the Tender Offer. Accordingly, the Issuer has decided not to proceed at this time with the Tender Offer. As at the time of this announcement, the Financing Condition has not been satisfied. The termination of the Tender Offer is unconditional and takes immediate effect.

All Notes tendered pursuant to the Tender Offer will not be purchased. All instructions in respect of tendered Notes will be deemed to be revoked automatically and all Notes previously tendered and not withdrawn will be promptly returned to their respective Holders.

The Issuer thanks Holders for their engagement in the process to-date and will review its options once market conditions stabilize.

Information Relating to the Tender Offer

The Issuer retained Banco BTG Pactual S.A.–Cayman Branch, Itau BBA USA Securities, Inc., Morgan Stanley & Co. LLC, BB Securities Limited and BCP Securities, LLC to serve as dealer managers for the tender offer. Ipreo LLC was retained to serve as the information agent and the tender agent for the tender offer.

Questions regarding the tender offer may be directed to: (i) Atento at the details in the table below, (ii) Banco BTG Pactual S.A.–Cayman Branch at +1 (212) 293-4600 (Collect), (iii) Itau BBA USA Securities, Inc. at +1 (212) 710-6749 (Collect), (iv) Morgan Stanley & Co. LLC at +1 (800) 624-1808 (U.S. Toll Free) or +1 (212) 761-1057 (Collect), (v) BB Securities Limited at +44 207 367 5800 or (vi) BCP Securities, LLC at +1 (203) 629-2186.

This press release is for informational purposes only and is not an offer to purchase or a solicitation of an offer to sell the Notes or any other securities.

About Atento

Atento is the largest provider of customer relationship management and business process outsourcing (“CRM BPO”) services in Latin America, and among the top five providers globally, based on revenue. Atento is also a leading provider of nearshoring CRM BPO services to companies that carry out their activities in the United States. Since 1999, the company has developed its business model in 13 countries where it employs approximately 137,000 people. Atento has over 400 clients to whom it offers a wide range of CRM BPO services through multiple channels. Atento’s clients are mostly leading multinational corporations in sectors such as telecommunications, banking and financial services, health, retail and public administrations, among others. Atento’s shares trade under the symbol ATTO on the New York Stock Exchange (NYSE). In 2019, Atento was named one of the World’s 25 Best Multinational Workplaces and one of the Best Multinationals to Work for in Latin America by Great Place to Work®. Atento is also the world's first CRM company to be ISO 56002 certified in Innovation Management. For more information visit www.atento.com

Investor Relations Shay Chor +55 11 3293-5926 shay.chor@atento.com	Investor Relations Fernando Schneider + 55 11 3779-8119 fernando.schneider@atento.com	Media Relations Pablo Sánchez Pérez +34 670031347 pablo.sanchez@atento.com

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements can be identified by the use of words such as "may," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "intends," "continue" or similar terminology. These statements reflect only Atento’s current expectations and are not guarantees of future performance or results. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. In particular, the COVID-19 pandemic, and governments’ extraordinary measures to limit the spread of the virus, are disrupting the global economy and Atento’s industry, and consequently adversely affecting the Company’s business, results of operation and cash flows and, as conditions are recent, uncertain and changing rapidly, it is difficult to predict the full extent of the impact that the pandemic will have. Risks and uncertainties include, but are not limited to, competition in Atento’s highly competitive industries; increases in the cost of voice and data services or significant interruptions in these services; Atento’s ability to keep pace with its clients' needs for rapid technological change and systems availability; the continued deployment and adoption of emerging technologies; the loss, financial difficulties or bankruptcy of any key clients; the effects of global economic trends on the businesses of Atento’s clients; the non-exclusive nature of Atento’s client contracts and the absence of revenue commitments; security and privacy breaches of the systems Atento uses to protect personal data; the cost of pending and future litigation; the cost of defending Atento against intellectual property infringement claims; extensive regulation affecting many of Atento’s businesses; Atento’s ability to protect its proprietary information or technology; service interruptions to Atento’s data and operation centers; Atento’s ability to retain key personnel and attract a sufficient number of qualified employees; increases in labor costs and turnover rates; the political, economic and other conditions in the countries where Atento operates; changes in foreign exchange rates; Atento’s ability to complete future acquisitions and integrate or achieve the objectives of its recent and future acquisitions; future impairments of our substantial goodwill, intangible assets, or other long-lived assets; and Atento’s ability to recover consumer receivables on behalf of its clients. In addition, Atento is subject to risks related to its level of indebtedness. Such risks include Atento’s ability to generate sufficient cash to service its indebtedness and fund its other liquidity needs; Atento’s ability to comply with covenants contained in its debt instruments; the ability to obtain additional financing; the incurrence of significant additional indebtedness by Atento and its subsidiaries; and the ability of Atento’s lenders to fulfill their lending commitments. Atento is also subject to other risk factors described in documents filed by the company with the United States Securities and Exchange Commission.

These forward-looking statements speak only as of the date on which the statements were made. Atento undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.